Viewing as Invited Public Invite

INVEST IN **HARMONY BABY NUTRITION**

Baby formula made out of human milk molecules


KINGSCROWD
TOP DEAL
harmony

harmonybabynutrition.com Natick, MA

Notable Angel | Healthcare | Food & Beverage | Ecommerce | Consumer Goods

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Investment Memo
An investor has written an Investment Memo

1. $7.5M raised from top-tier VCs including SOSV, Safar Partners, Rethink, & MassVentures
2. Repeat founder & CEO who previously built the #2 fastest growing SME in Brazil
3. 4 patents filed and 55+ prototypes developed to mirror human milk form and function
4. Supported by Pediatric Allergy and Immunology experts from Harvard, URMC, BCM, UC Davis, and more
5. Partnered with the Former President of Gerber (subsidiary of Nestle)
6. First product for toddlers launching 2026
7. Disrupting the $100B+ global pediatric formula market

Featured Investors

Kingscrowd Capital Follow Invested $10,000

"Harmony combines a pragmatic go-to-market strategy with a compelling long-term vision. If the company executes successfully (first by establishing itself in specialty formula, then by advancing toward human milk protein integration) it has the potential to build a category-defining brand. Truly, Harmony has the potential to take over the hypoallergenic and gentle formula categories 5 years from now and make current solutions irrelevant, all while becoming the best solution for babies who drink regular formula. For investors, this represents an opportunity to back a company addressing a deeply emotional and universal problem, with both near-term traction and significant long-term upside. Kingscrowd Capital is investing $10,000 in this round."

View Investment Memo

Rethink Food Notable Investor Follow Invested $1,750,000

Digitizing and decarbonizing the food system for the betterment of the people and planet.

Rini Greenfield, Founding Managing Partner

"Harmony is a company that we are very excited about because they are serving a large part of the market that has been left behind– up to 20% of babies are sensitive to the existing formulas available to them. Babies are not served and their families really suffer. Harmony is bringing to market a significantly better solution. Babies can get the nutrition that they deserve, and families can feel good about what they are giving to their babies. Harmony is bringing the infant formula industry to the 21st century."

Big Idea Ventures in Follow

Notable Investor

Invested $300,000

Solving the World's Biggest Challenges by supporting the World's Best Entrepreneurs, Scientists and Engineers.

Caroline Mak, Senior Director of Accelerator

"We invested in Harmony because their science-driven, human-milk identical formulations set a new standard in infant nutrition. By combining decades of research with clean, clinically validated ingredients like HMOs, they offer a best-in-class solution that addresses a critical gap in the market with clear competitive differentiation."



Lian Michelson in Follow

Invested $25,000

"Compared to the dozens of companies I've evaluated in infant nutrition, Harmony stands out as a rare investment opportunity. Backed by top-tier investors and driven by a mission to turn stressful feeding moments into nourishing ones, Harmony combines superior science, emotional resonance, and strong execution. This is not just a good company—it's a category-defining brand in the making."



Rini Greenfield Follow

Syndicate Lead

Invested $1,850,000

"As Managing Partner of Rethink Food, a venture capital fund focused on modernizing the food system, I've seen what it takes to disrupt large industries and deliver better products to consumers. Infant formula is one of the most important—and most outdated—categories in nutrition.
I've known CEO Del Afonso for years and watched him grow Harmony from a bold idea into a science-driven, VC-backed consumer brand. Their mission is clear: to create infant formula inspired by the science of human milk, built on modern nutrition and trust with parents. In a $50B+ global category dominated by legacy brands, Harmony stands out as innovative, transparent, and safe.
We invested because we believe Harmony is uniquely positioned to redefine infant nutrition. The team combines scientific rigor with deep empathy for families, and their early traction proves parents are ready for a better option. I'm proud to back Harmony as they lead the future of infant formula."

Begin Health Follow

Begin Health is a pediatric microbiome company accelerating a healthier generation by building resilient guts through nutrition designed for modern life.

"Our investment in Harmony is rooted in a shared obsession with the pediatric microbiome as the cornerstone of infant health. Harmony's approach to utilizing human milk components is a paradigm shift in infant nutrition, creating the building blocks that more closely resemble the gold standard of human breast milk. Historically, parents were forced to compromise; with Harmony, the advances of science lead humankind one step closer to recreating the bioactive intelligence of human milk. Begin Health is thrilled to back the team pushing the boundaries of innovation to bridge the gap between nature and science, ensuring the next generation starts life with an unparalleled foundation for lifelong health."

Other investors include Safar Partners Notable & 125 more

Team



Wendel Afonso Founder and CEO

Serial entrepreneur. Launched 30+ innovative nutrition products for thousands of babies as Founder of INVITA Specialized Nutrition, Deloitte #2 fastest growing SME in Brazil. Author of 30 publications & 7 patents. MIT Sloan MBA. UFMG Food Science MSc.

harmonybabynutrition.com



Shirley Szeto Head of Business Strategy and Operations

Venture builder. Strategy & ops leader for early-stage science & nutrition startups. Led full-cycle VC investing for a $75M deep-tech fund. Experience building companies from 0 to launch. Chinese University of Hong Kong Global Economics & Finance BSc.



Mariana Souza VP, Formulation

Food scientist & infant nutrition expert. Launched 15+ clinical nutrition products end-to-end



Food scientist & infant nutrition expert. Launched 15+ clinical nutrition products end-to-end. Author of 18 scientific publications. Expertise in formulation, analytics, & bioactive optimization for probiotics & prebiotics. UFMG Food Science PhD.



Mauro Ramalho Silva VP, Quality and Manufacturing

Manufacturing & quality control leader. Led infant formula from characterization to industrial scale across 13 innovation projects. University professor since 2016. Author of 78 scientific papers & 21 book chapters. UFMG Food Science PhD.



Dr. Robert DiGregorio, D.O. Senior Regulatory Advisor

Physician & executive. 40 years in healthcare, including 19 in regulatory leadership at Wyeth, Pfizer, & Nestlé Nutrition. Expert in FDA strategy & clinical trial design. Philadelphia College of Osteopathic Medicine DO.



Dr. Victoria Mackenzie Martin, MD Senior Medical Advisor

Pediatric gastroenterologist & food allergy expert. Co-Director, Pediatric GI Section, Food Allergy Center at Mass General Hospital for Children. Assistant Professor, Harvard Medical School. Harvard T.H. Chan MPH. UMass Chan Medical School MD.

Memo

Why Harmony?


harmony
Inspired by human milk
harmony
harmony

Harmony Baby Nutrition is building next generation pediatric formulas, offering the closest match to human milk, ever by using human milk components.

Led by a repeat founder in the infant nutrition space and supported by world-renowned pediatric and regulatory experts from Harvard, Mass General, Pfizer, Gerber, and Nestlé, Harmony is creating a superior alternative in a $100B+ market ripe for disruption.





$7.5M raised from top-tier VCs

$6M+ in non dilutive funding

55+ prototypes developed

4 patents filed

Capital Raised

artesian · BIG IDEA VENTURES · brinc

CONSCIENCE · DIVERGENT CAPITAL · INDIE BIO

K3 Ventures | Mass Ventures | Portfolia
RethinkFood | Safar Partners | theventure.city
創業工場 Ventures Lab | zentynel

Approved Grants

LabCentral | MIT Sandbox Innovation Fund Program | HKSTP
Finep | BNDES

With $13.5M raised from top VCs and grants, we've completed rigorous R&D and are now entering the market with our first product, an allergy-friendly toddler formula. We will then expand to a broader range of revolutionary infant formula products all built on the same clean-label, human milk foundation.

At Harmony, we believe the 130M+ infants and toddlers worldwide who rely on formula shouldn't have to compromise. By redesigning formula around human milk components, we're creating products that parents, babies, and physicians love – because they are designed to closely replicate the form and function of human milk, while tasting great - giving the next generation the best possible start in life.

Infant nutrition hasn't meaningfully changed in over 100 years

Infant formula was invented more than 100 years ago, yet its evolution has been minimal, limited to incremental changes and the addition of a few new ingredients.

Most formulas still rely on cow's milk as the core ingredient, whose proteins were never intended for the human immune or digestive system. While these products provide calories and the basic nutrition, they lack the bioactive components essential for gut development and immune programming.

Decades of research has proven that human milk is far more complex and serves many purposes that cow's milk alone will never meet.

Formula sustains life, but it doesn't match the benefits of human milk

50% of babies worldwide drink formula



1 in 5 babies can't tolerate standard formula made with cow's milk

Formula is a critical life line for millions of infants. By six months old, about 90% of babies in the U.S. rely on formulas when human milk is not available. Globally, more than 50% of infants consume formula at some stage.

Yet 1 in 5 babies cannot tolerate standard formula made with cow's milk. They suffer from inflammation, digestive distress, and stressful feeding cycles during the most critical months of development.

When standard formulas fail, parents turn to hypoallergenic options that strip out allergenic proteins. What's left is often formulas that smell awful, taste bitter and are packed with industrially added sugars - leading many babies to reject them.

For many families, feeding becomes a daily fight. Parents persist because they have no other choice.

Until now, no formula addresses both the nutrition gap and the function gap between formula and human milk.

We're redesigning baby formula to mirror human milk

Enter Harmony. We're transforming the $100B+ global infant nutrition market by designing formulas that mirror human milk in both form and function.

Harmony is at the forefront of cutting-edge formulation science.

We source best-in-class, human-milk-inspired components, key human milk oligosaccharides (HMOs), and essential fatty acids found in breast milk.

We then apply deep formulation science and product development expertise to assemble them into infant nutrition that is stable, safe, effective and enjoyable.


harmony

Nutrition engineered for optimal product performance

- Taste and aroma optimization
- Protein-fat-carbohydrate interactions
- Emulsion stability and separation control
- Consistent nutrient delivery per feeding
- Wettability and mixability


Standard of Care
VS
Harmony's Formula


Layers of separation


No separation

We use lactose as the primary carbohydrate because it's actually the main ingredient in human milk. Babies are actually really good at digesting lactose. Lactose intolerance, a rare disease, does not develop until adulthood.

Instead of removing allergens from cow's milk, breaking down components further and further, Harmony designs an entirely new formulation matrix built around human milk–like components and how they behave together in a real product.

NO **Conventional Allergy-Friendly Formula**	VS	YES **Harmony Human Milk–Inspired Formula**
✗ Strong odor, vile taste, babies refuse bottles		✓ Familiar, gentle taste, closer to human milk
✗ Corn syrup & added sugars		✓ Natural lactose (the primary sugar in human milk)
✗ Almost no HMOs*		✓ Includes HMOs* (2'FL, LNnT) to support gut & immune health

***HMOs (Human Milk Oligosaccharides) are complex sugars in breast milk that can:**

- Act as prebiotics
- Feed good gut bacteria
- Support immune system development

That's what allows our formulas to be both hypoallergenic and drinkable - a combination the category has struggled to achieve for decades.

A phased product roadmap from specialty need to mainstream

Harmony is scaling an infant nutrition platform, not a single product. Our patented technology enables a clear product pipeline: we enter through a high-need, high-margin hypoallergenic (HA) market, then expand into the broader routine infant nutrition category. Each product builds on the same core, human-milk-inspired foundation, allowing us to scale efficiently from niche to mass market.

The first generation of products we're bringing to market, our allergy-friendly toddler formula Melodi, is launching in 2026.

Crafted with 50% ingredients found in human milk


~50%
Melodi
2%
Allergy-friendly brand A
0%
Allergy-friendly brand B
melodi

We're beginning with toddler nutrition in an underserved category because of the lower barriers to entry. This early product will also allow us to validate our approach and build trust with parents and healthcare providers.


2026 Q4


2027 Q2


2027 Q3


Stage 1:
Direct-to-consumer
Optimize traffic to own online sales channel to build brand awareness
Stage 2:
Mass ecommerce
Expand distribution through Amazon and other specialty e-commerce platforms
Stage 3:
Insurance coverage
Increase market access through HCP partnership and enabling purchase reimbursement

Melodi benefits from FDA clearance because we are using approved ingredients and targeting toddlers. Our next step will be to show safety for babies 0 to 12 months via a clinical trial.


Our Clinical Roadmap for Melodi Products
Series Seed
$6m
Series Pre-A
$2m
Series A
$15m
Series B
Company/assets value
Potential Exit Points
Discovery
Formulation (FDA compliance)
Lab scale studies (Quality)
IP work
We are here
Product launch
Manufacture
Commercial
Clinical trial
Grow study (18–24 months)
Data review
Publication
If approved
FDA notification
Market growth
Manufacturing
Distribution
Sales force
Customer service
Time to market

From this foundation, we will then expand into the broader infant market with bioactive, human-milk inspired compositions, all built on the same formulation platform.


Product Portfolio Strategy
Gen 1
Best-in-Class Hypoallergenic (HA) Formula
Backbone of a family of products
Form – composition
Function – bioactivity
Gen 2
1st HA Formula with human milk protein
Gen 1 Matrix + human milk protein
Form – composition
Function – bioactivity
Gen 3
1st Human milk based Routine Formula
0% use of cow's milk proteins
Form – composition
Function – bioactivity

Our pipeline includes extensively hydrolysed formulas and amino acid formulas, and a roadmap to launch several revolutionary infant formula products, all built on the same clean-label, taste-forward, human milk–inspired foundation.

With Harmony, parents don't need to cycle through multiple formulas when human milk is not available. Our suite of products are designed to work from birth, reducing feeding uncertainty for all babies during the most critical months of life.

A new standard built on care, biology, and trust

Harmony is developed in partnership with the experts who shape infant nutrition. We collaborate with leaders in pediatric allergy, immunology, and nutrition from Harvard/Massachusetts General Hospital, UC Davis, Baylor College of Medicine, and the University of Rochester.


Our Medical Partners:
HARVARD MEDICAL SCHOOL
UNIVERSITY OF ILLINOIS URBANA-CHAMPAIGN
MASSACHUSETTS GENERAL HOSPITAL
Baylor College of Medicine
UR


MEDICINE
UNIVERSITY
UCDAVIS
DEPARTMENT of NUTRITION

Clinicians are seeing rising rates of infant allergies with few nutritional options that balance tolerance and development. 50% of pediatricians we spoke with said they prefer Harmony's new concept over well known brands.

Harmony gives pediatricians a credible alternative they can confidently recommend.

We've Cracked the Code on an Allergy Friendly Formula that doesn't Smell or Taste Awful


Tasting Melodi
harmony baby nutrition
Watch on YouTube


1,300+
Sign-ups
Two months of lead generation campaign – From parents with babies from three weeks old up till 12 months
Join the Waitlist
Ravi Mehta
To: care@harmonybabynutrition.com
4/9/21
Order
Hello,
My three-month old daughter was recently determined to be allergic to cows milk protein. We are trying many options to address the issue. Your product looks excellent, high-quality, and socially conscious. How can we order some of your product for our daughter?
Thanks,
Ravi Mehta
Jaimey Nicole Caver Jennifer Caver where was this kind of magic when I needed it? the 12+ month could still help though!


>50%
Prescription preference
Affirming percentage of pediatricians who prefer a new concept over well known brands
Harmony
Brand A
Brand B
Brand C
Brand D
None of the above
Source: Harmony Study

Melodi was designed to improve acceptance and to lead the sustained use during key developmental months.


Alyssa
Parent
The formula industry needs a better alternative for us parents who have children dealing with food allergies. The taste [of Harmony] compared to other allergen friendly alternatives was night and day.
Makita
Over the past 30 years, I've been

Baby Nurse

waiting for something like this.



Charlotte
Parent

Melodi is a gamechanger (and delicious!)

Led by a repeat founder, world-renowned scientists, and food and healthcare industry experts

Our Leadership Team



Wendel Afonso
CEO



Dr. Mariana W. Souza
VP, FORMULATION



Dr. Robert DiGregorio
SENIOR REGULATORY AFFAIRS ADVISER



Dr. Mauro Ramalho
VP, QUALITY AND MANUFACTURING



Dr. Victoria Martin
SENIOR MEDICAL ADVISER



Shirley Szeto
HEAD OF BUSINESS STRATEGY & OPS.

Supporting Scientific and Business Advisors

Pediatric Allergy and Immunology



Wayne Shreffler, MD, PhD
Pediatric Allergy and Immunology



Kirsi Järvinen, MD, PhD
Pediatric Allergy and Immunology



Thais Moreira, PhD
Pediatric Allergy and Immunology



Erin Davis, PhD
Pediatric Allergy and Immunology

Nutritional, Protein and Clinical Expertise



Bo Lönnerdal, PhD
Pediatric Nutrition



Prof. Eric Lien
Pediatric Nutrition



Jose M. Saavedra, MD
Pediatric Gastroenterologist



Douglas Burrin, PhD
Research Physiologist

Business Strategy



Bill Partyka
Former President & CEO, Nestlé/Gerber



John Ripple
Seasoned biotech entrepreneur

MIT Sloan Management
Nestlé Nutrition
Harvard Medical School

Harmony is led by a repeat founder with over 20 years of experience in infant nutrition, having launched more than 30 science-backed products and supported thousands of babies with dietary restrictions.

Our team brings deep operating experience alongside former Nestlé and Gerber regulatory and manufacturing leaders and world-renowned pediatric allergy and nutrition experts from leading medical institutions like Massachusetts General and Harvard Medical.

Together, we bring a rare combination of scientific depth and proven execution required to build a global category-defining infant nutrition company.

Disrupting a fast-growing $100B+ global market


5.4% CAGR
$104B
Global Infant Formula by 2023
7% CAGR
$12B
Allergic Infant Formula by 2030
Hypoallergenic infant formula
Allergy-friendly toddler formula

Infant nutrition is a $100B+ global market driven by essential and recurring consumption. In the U.S., more than 90% of babies consume formula by six months, either exclusively or as a supplement.

Within this market, hypoallergenic formula represents one of the most critical segments, serving up to 17% of infants that experience acute food allergy symptoms such as Food Protein-Induced Allergic Proctocolitis (FPIAP). It is a high-urgency category driven by medical necessity, where increasing pediatric awareness and earlier diagnosis are pushing families into hypoallergenic formulas sooner and for longer periods of time. The result is a fast-growing segment where parents are actively seeking better solutions.

Harmony is also creating an entirely new category in this market: functional formula.

A high-margin biotech model driven by retention and lifetime value




Premium formula
Repeat use
Retention
Expansion

Harmony operates in a sticky, repeat-purchase category where brand loyalty is high. With hypoallergenic formulas in particular, once tolerance is established, parents rarely switch products.

Usage is daily, predictable, and often medically guided, resulting in strong retention, high lifetime value, and meaningful switching costs.

Early data supports the strength of our model. Customers purchase at a premium price point of approximately $50 per can, consume at expected clinical volumes, and remain on product for multiple months, generating more than $2,400 in lifetime value per customer.

These unit economics apply to the entire suite of our product roadmap, from the hypoallergenic toddler product to bioactive baby formulas.


Annual Sales of Melodi 2026-2029
$8M
$7M
$6M
$5M
$4M
$3M
$2M
$1M
$0M
2026
2027
2028
2029
Gen 1 EHF (Extensively Hydrolyzed Formula) D2C
Gen 1 EHF (Extensively Hydrolyzed Formula) Distributor
Gen AA (Amino Acid-Based Formula) D2C
Gen AA (Amino Acid-Based Formula) Distributor
Breakeven: 2nd year


Cans of Melodi sold 2026-2029
45K
40K
35K
30K
25K
20K
15K
10K
5K
0K
2026
2027
2028
2029


Gen 1 EHF (Extensively Hydrolyzed Formula)
Gen 1 AAF (Amino Acid-Based Formula)

We're projecting over $7M in sales purely from our Gen 1 products by 2029. However the full enterprise value of Harmony at that point will be much greater as we get closer to bringing our Gen 2 and Gen 3 products to market in late 2029 and 2030.

The pharmaceutical-grade innovative nature of these later stage products serves as both a competitive moat and significant value driver as we reach key clinical and regulatory milestones and accumulate more IP.

The exit potential is massive


$11B
Acquired by
Nestlé
(2009)
Pfizer
$5.5B
Acquired by
Gerber
(2007)
Nestlé
$17.9B
Acquired by
Mead Johnson Nutrition
(2017)
reckitt
$3.7B
Acquired by
NUMICO
(2007)
DANONE

Infant and medical nutrition is one of the most proven exit categories in consumer health, with multiple multi-billion-dollar acquisitions by global leaders like Nestlé, Danone, and Reckitt. These outcomes demonstrate sustained M&A appetite for differentiated infant and pediatric nutrition assets at scale.

With patented, human-milk-inspired technology, a scalable product platform, and entry through a high-need hypoallergenic segment, Harmony Baby Nutrition has multiple potential exit paths, including strategic acquisition by global infant nutrition or medical nutrition leaders as the platform expands.

Be part of the revolution in pediatric nutrition. Invest today.


harmony
Join us in reshaping the future
of pediatric nutrition.

Harmony Baby Nutrition is leading the next generation of infant nutrition in a massive $100B+ market - bringing biotechnology to the baby aisle to help the next generation thrive, not just survive.

We're raising on Wefunder to give parents, clinicians, and mission-aligned investors the opportunity to own a stake in a company redefining baby formula, alongside top-tier backers including SOSV, Safar Partners, Rethink, and MassVentures.

Your investment will help us scale production and showcase how science development can change the game in infant nutrition.

Together, we can give millions of babies and toddlers clean nutrition as close to human milk as possible.

Join us in reshaping the future of pediatric nutrition.

wefunder.com/harmonybabynutrition